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                                              FOR MORE INFORMATION CONTACT
                                              DIAMOND SHAMROCK:
                                              Katherine Hughes, Public Relations
                                              210/641-8846
                                              or
                                              Mary Hartman, Investor Relations
                                              210/641-8840


DIAMOND SHAMROCK COMPLETES TENDER OFFER
FOR NATIONAL CONVENIENCE STORES

SAN ANTONIO, TEXAS - Dec. 14, 1995 - Diamond Shamrock, Inc. (NYSE:DRM) today announced that as of Dec. 13, 1995, it had accepted for purchase all validly tendered shares of common stock and warrants to purchase common stock of National Convenience Stores Incorporated (NYSE:NCS).

Based on a preliminary estimate, at the expiration of the offer, NCS security holders had tendered 5,868,751 shares of NCS common stock and 1,097,848 warrants (including 122,328 shares and 101,851 warrants subject to guaranteed delivery), which together represent approximately 94 percent of NCS common stock on a fully diluted basis.

Payment for shares and warrants tendered will be made promptly.

Diamond Shamrock also announced that it expects, next week, to complete its acquisition of the entire equity interest in NCS in a merger providing for non-tendering holders of NCS common stock to receive the same $27.00 cash price per share as provided in the tender offer. Following the merger, holders of warrants will have the right to obtain $27.00 per warrant upon payment of the $17.75 warrant exercise price, in lieu of the one share of NCS common stock previously issuable upon exercise of a warrant.

Diamond Shamrock, Inc., headquartered in San Antonio, is a leading refiner and marketer of petroleum products in the Southwest with a growing mix of related businesses. With annual sales of over $2.6 billion, Diamond Shamrock refines and markets gasoline through over 2,000 Diamond Shamrock branded locations, including 835 company operated Corner Stores that sell a full range of convenience items.

National Convenience Stores Incorporated, headquartered in Houston, operates 661 Stop N Go stores throughout Texas and employs approximately 5,000 people throughout the state. NCS sells gasoline at about 595 of its stores.

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